+-File No. 812-13621

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION
JOHN HANCOCK TRUST, JOHN HANCOCK FUNDS II, JOHN HANCOCK FUNDS III,
JOHN HANCOCK BOND TRUST, JOHN HANCOCK CALIFORNIA TAX-FREE INCOME
FUND, JOHN HANCOCK CAPITAL SERIES, JOHN HANCOCK COLLATERAL
INVESTMENT TRUST, JOHN HANCOCK CURRENT INTEREST, JOHN HANCOCK
EQUITY TRUST, JOHN HANCOCK INVESTMENT TRUST, JOHN HANCOCK
INVESTMENT TRUST II, JOHN HANCOCK INVESTMENT TRUST III, JOHN HANCOCK
MUNICIPAL SECURITIES TRUST, JOHN HANCOCK SERIES TRUST, JOHN HANCOCK
SOVEREIGN BOND FUND, JOHN HANCOCK STRATEGIC SERIES, JOHN HANCOCK
TAX-EXEMPT SERIES FUND, JOHN HANCOCK WORLD FUND, ON BEHALF OF EACH
OF THEIR RESPECTIVE UNDERLYING SERIES, JOHN HANCOCK BANK & THRIFT
OPPORTUNITY FUND, JOHN HANCOCK INCOME SECURITIES TRUST, JOHN
HANCOCK INVESTORS TRUST, JOHN HANCOCK PREFERRED INCOME FUND, JOHN
HANCOCK PREFERRED INCOME FUND II, JOHN HANCOCK PREFERRED INCOME
FUND III, JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II, JOHN HANCOCK
TAX ADVANTAGED DIVIDEND INCOME FUND, JOHN HANCOCK TAX
ADVANTAGED GLOBAL SHAREHOLDERS YIELD FUND, JOHN HANCOCK
ADVISERS, LLC, MFC GLOBAL INVESTMENT MANAGEMENT (U.S.) LLC AND JOHN
HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC, APPLICATION FOR AN
ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN
EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN
EXEMPTION FROM SECTION 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION
17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND
TRANSACTIONS

Please send all communications, notices and orders to:
Stuart E. Fross, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Copies to:
John J. Danello, Esq.
John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
Carolyn M. Flanagan
MFC Global Investment Management (U.S.), LLC
101 Huntington Avenue
Boston, MA 02199
617-375-1547

This Amendment consists of 84 pages
(including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

John Hancock Trust, John Hancock Funds II, John Hancock Funds III, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Collateral Investment Trust, John Hancock Current Interest, John Hancock Equity Trust, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Series Trust, John Hancock Sovereign Bond Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, John Hancock World Fund, on behalf of each of their respective underlying series, (the “Open-End Funds”) together with each of John Hancock Bank & Thrift Opportunity Fund, John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Patriot Premium Dividend Fund II, John Hancock Tax Advantaged Dividend Income Fund, John Hancock Tax Advantaged Global Shareholders Yield Fund, (the “Closed-End Funds”) John Hancock Advisers, MFC Global Investment Management (U.S.) LLC and John Hancock Investment Management Services, LLC

601 Congress Street
Boston, Massachusetts 02210

File No. 812-13621
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	Amendment No. 1 to and Restatement of Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions

I. STATEMENT OF FACTS
          Each of John Hancock Trust, John Hancock Funds II, John Hancock Funds III, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Collateral Investment Trust, John Hancock Current Interest, John Hancock Equity Trust, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Series Trust, John Hancock Sovereign Bond Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, John Hancock World Fund, each a registered open-end management investment company, on their own behalf and on behalf of each of their respective underlying series, and any registered open-end management investment company or series thereof that may be advised by an Adviser in the future (as defined below) (each an “Open-End Fund” and collectively the “Open-End Funds”), John Hancock Bank and Thrift Opportunity Fund, John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Patriot Premium Dividend Fund II, John Hancock Tax Advantaged Dividend Income Fund, and John Hancock Tax Advantaged Global Shareholders Yield Fund each a registered closed-end management investment company (each a “Closed-End Fund” and collectively, the “Closed-End Funds”) and any other registered investment company advised by an Adviser (as defined below) in the future (the Open-End Funds and the Closed-End Funds are referred to collectively as “Registered Hancock Funds”), and any unregistered fund excepted from the definition of “investment company” pursuant to the Investment Company Act of 1940, as amended (“1940 Act”) that may be advised by an Adviser (as defined below) in the future, which new unregistered funds would be excepted from the definition of “investment company” under Section 3(c)(1), 3(c)(3), 3(c)(7) or 3(c)(11) of the 1940 Act (each an “Unregistered

Hancock Fund” and collectively, the “Unregistered Hancock Funds,”) (each series individually of an Open-End Fund, each Closed-End Fund and each Unregistered Hancock Fund is referred to as a “Hancock Fund,” and collectively, as the “Hancock Funds”), together with John Hancock Advisers, LLC (“JHA”), MFC Global Investment Management (U.S.) LLC (“MFC”) and John Hancock Investment Management Services, LLC (“JHIMS”) and each successor thereto or subsequently organized investment adviser under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with one of the foregoing advisers. Each of JHA, MFC, JHIMS and each successor thereto or subsequently organized investment adviser under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with one of the foregoing is referred to herein as an “Adviser”. Each of the Hancock Funds and the Advisers are referred to herein as an “Applicant” and collectively, the “Applicants.” Applicants hereby amend and restate their application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the 1940 Act for an exemption from Sections 18(f) (applicable to Open-End Funds and Unregistered Hancock Funds) and 21(b) (applicable to Open-End Funds and Closed-End Funds); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1) (applicable to all Hancock Funds); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) (each applicable to all Hancock Funds); and under Section 17(d) and Rule 17d-1 (each applicable to all Hancock Funds) to permit certain joint arrangements and transactions (as amended and restated the “Application”). Applicants request that the order also apply to any existing or future series of the Hancock Funds, to any other registered open-end or closed-end management investment company or its series and any unregistered fund for which JHA, MFC or JHIMS or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with JHA, MFC or JHIMS serves as investment adviser. Certain of the Open-End Funds either are or may be money market funds that comply with rule 2a-7 of the 1940 Act (each a “Money Market Hancock Fund” and collectively, the “Money Market Hancock Funds” and they are included in the term “Hancock Funds”). All Hancock Funds that currently intend to rely on the requested order have been named as Applicants and any other Hancock Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.
II. INTRODUCTION
          The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Hancock Funds may directly lend to and borrow money from each other for temporary purposes (the “Credit Facility”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Hancock Funds to access an available source of money and reduce costs incurred by the Hancock Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Hancock Funds that have cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
III. BACKGROUND
A. The Applicants
          Each Open-End Fund is a Massachusetts business trust. Some of the trusts have not created separate series of shares but most issue one or more series, each series of shares having a different investment objective and different investment policies and each such series is deemed to be an Open-End Fund. The Board of Trustees of each trust has the authority to create series of capital stock and may do so from time-to-time. Each Closed-End Fund is organized as a Massachusetts business trust and has a separate investment objective and different investment policies. The Closed-End Funds each have issued a single series of shares constituting a single fund. Certain of the Closed-End Funds issue only common shares while others issue both common and preferred shares. Each Open-End Fund and each Closed-End Fund is registered with the Commission under the 1940 Act. Each Open-End Fund currently offers its shares pursuant to a currently effective registration statement registering their shares under the Securities Act of 1933 (the “1933 Act”). The Closed-End Funds have issued securities previously under 1933 Act registration statements in effect from time-to-time and may issue additional securities in the future in any manner not prohibited by the 1933 Act or the 1940 Act. Exhibit D contains information regarding the investment objectives, investment policies and limitations, redemption of shares, and the types of investments that may be held by the Closed-End Funds. (The Boards of Trustees of Open-End Funds and of the Closed-End Funds are referred to herein collectively as the “Boards”.)
          JHA (formerly John Hancock Advisers, Inc.) is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). JHA is an indirect, wholly-owned subsidiary of John Hancock Financial Services, Inc., a subsidiary of Manulife Financial Corporation (“Manulife”). JHA acts as investment adviser to 50 registered investment companies or series thereof. JHA managed assets of approximately $12.9 billion as of March 31, 2009.
          MFC is a Delaware limited liability company and a registered investment adviser. It is an indirect, wholly owned subsidiary of Manulife. It serves as investment adviser to approximately 42 registered investment companies or series thereof. MFC managed assets of approximately $20.6 billion as of March 31, 2009.

          JHIMS (formerly Manufacturers Securities Services, LLC) is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. JHIMS is an indirect, wholly owned subsidiary of John Hancock Life Insurance Company USA, a subsidiary of Manulife. JHIMS serves as investment adviser to 217 registered investment companies or series thereof. JHIMS managed assets of approximately $116.4 billion as of March 31, 2009.
          JHA, MFC and JHIMS are under common control by virtue of having the same ultimate parent company, Manulife. JHA, MFC or JHIMS serves as investment adviser to the other Applicants.
          The Hancock Funds are or will be authorized by their investment policies, objectives and strategies to invest in money market securities. While most available cash is invested in money market securities, the Hancock Funds may, from time to time, also benefit from custodian offsets granted by their custodian banks with respect to cash positions that arise late in a day (when money markets are effectively closed or offer very limited investment opportunities). Custodian banks may, from time to time, grant these offsets in consideration of the Hancock Funds permitting these banks to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the banks in non-interest bearing accounts in exchange for custodian offsets). Custodian offsets would be analogous to short-term investments made by the Hancock Funds because custodian offsets relieve contractual expenses that the Hancock Funds would otherwise pay, therefore, such credits would be similar to short-term investments because custodian offsets would increase net income available for distribution to shareholders of the Hancock Funds.
          Each Open-End Hancock Fund’s registration statement discloses its fundamental investment restrictions regarding borrowing and lending as follows:

Borrowing. Fundamental restrictions regarding borrowing generally either: (i) limit borrowing to temporary borrowing for extraordinary purposes in an amount equal to or less than 33 1/3% of a Hancock Fund’s total assets; or (ii) limit borrowing to permitted borrowing under the 1940 Act, as amended and as interpreted or modified by regulatory authorities having jurisdiction from time to time.
Lending. Fundamental restrictions regarding lending generally either: (i) limit lending to repurchase agreements; or (ii) limit lending to permitted lending under the 1940 Act, as amended and as interpreted or modified by regulatory authorities having jurisdiction from time to time.
          Each Closed-End Fund’s registration statement discloses its fundamental investment restrictions regarding borrowing and lending as follows:
Borrowing. Fundamental restrictions regarding borrowing generally provide that the Closed-End Fund may not borrow money, except as permitted by the 1940 Act and the rules and interpretive positions of the SEC thereunder.
Lending. Fundamental restrictions regarding lending generally provide that the Closed-End Fund may not make loans, except that the Fund may (i) lend portfolio securities in accordance with the Fund’s investment policies, (ii) enter into repurchase agreements, and (iii) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers’ acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.
          In addition, most Registered Hancock Funds disclose in their registration statements, as a guideline and not as fundamental policy, that they will not invest more than 10% of their total assets in securities of other investment companies. Subject to the general oversight of the Boards, the applicable Adviser, has the discretion to purchase and sell securities and manage short-term cash positions for the Hancock Funds in accordance with their investment policies, objectives and strategies. Each Unregistered Hancock Fund’s private placement memorandum (the “Memorandum”) will authorize investments in money market instruments and will permit lending and borrowing.

B. History of Lending and Borrowing
          Although the Hancock Funds may lend cash to banks or other entities by entering into repurchase agreements, purchasing short-term instruments or under arrangements whereby custodian fees are reduced, they have never made direct short-term cash loans of the type contemplated herein.
          Several years ago, the Board of the Open-End Funds observed that a number of fund groups had bank lines of credit to meet an unexpected volume of redemptions or to cover unanticipated cash shortfalls and concluded that it was appropriate for the Open-End Funds to make similar arrangements. As a result, the Open-End Funds contracted for committed lines of credit with State Street Bank and Trust Company and The Bank of New York Mellon Corporation (“Bank Borrowing”). The amount of borrowing under each of these lines of credit is limited to the amount specified by fundamental investment restrictions and/or other policies of the applicable Hancock Fund and Section 18 of the 1940 Act. The Open-End Funds pay an annual commitment fee for each line of credit and pay interest on any borrowing at a rate based on a percentage above either the Federal funds rate or the prime lending rate. The Hancock Funds do not intend to terminate their current borrowing arrangements if the relief requested herein is granted but may do so in the future, and expect to renegotiate such arrangements from time to time. The Board of the Closed-End Funds has also concluded that they may experience short-term borrowing needs in the event of securities settlement failures, or for other reasons that may arise in the operation of the Funds. The investment manager of each of the Unregistered Hancock Funds has determined that such funds may face similar borrowing needs from time to time. The Hancock Funds may borrow from their custodian banks for which they pay an annual commitment fee.

C. Consideration by the Boards and/or Investment Manager
          Based on a review of the borrowing and lending options available to the Hancock Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Boards (or Investment Manager in the case of the Unregistered Hancock Funds) determined that it is prudent to add new options for obtaining money in case of an unexpected volume of redemptions or an unanticipated cash short fall due to settlement failures. Since on any given day many Hancock Funds hold significant cash positions, the Boards (or Investment Manager in the case of the Unregistered Hancock Funds) concluded that the ability to borrow between and among Hancock Funds would benefit both the borrower and lender. In addition, Hancock Funds that have available cash which from time-to-time cannot be invested because money markets may be effectively closed could benefit by lending the money to the Hancock Funds that need to borrow the money.
          If Hancock Funds that experience a cash shortfall were to draw down on their Bank Borrowing, they would pay interest at a rate that is likely to be higher (and currently actually is higher) than the rate that could be earned by non-borrowing Hancock Funds on investments in repurchase agreements and other short-term money market instruments of the same maturity as the Bank Borrowing (“Short-Term Instruments”). The difference between the higher rate paid on Bank Borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender. In effect, at present, a bank might borrow uninvested cash from some Hancock Funds in the form of repurchase agreements or other short-term obligations and lend cash to other Hancock Funds at a rate higher than the bank’s cost of borrowing the cash.

D. The Credit Facility
          Under the order requested in this Application, the Hancock Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Hancock Fund whose policies permit it to do so to lend money directly to and borrow money directly from other Hancock Funds for temporary purposes through the Credit Facility (an “Interfund Loan”). While Bank Borrowing generally could supply Open-End Funds with needed cash to cover unanticipated redemptions (in the case of Open-End Funds) and “sales fails” or other similar operational needs for cash, such as to pay expenses (in the case of any Hancock Fund), under the proposed Credit Facility, a borrowing Hancock Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Hancock Funds making short-term cash loans directly to other Hancock Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in Short-Term Instruments. Thus, the proposed Credit Facility would benefit both borrowing and lending Hancock Funds. Although the proposed Credit Facility would reduce the Hancock Funds’ need to borrow from banks, the Hancock Funds would be free to establish and/or continue committed lines of credit or other borrowing arrangements with banks. Hancock Funds would continue to have the option of using Bank Borrowing if it is determined at the time that an urgent need arises and such course of action is more appropriate.
          The Credit Facility may be used when the cash position of a Hancock Fund is insufficient to meet a day’s cash requirements, such as when shareholder redemptions exceed anticipated cash volumes for Open-End Funds and Unregistered Hancock Funds or when any Hancock Fund (including Closed-End Funds) experiences a settlement failure when selling securities. When an Open-End Fund sells portfolio securities to meet redemption requests, it may not receive payment in settlement for up to three days, or longer in the case of certain foreign transactions, even though Open-End fund redemption requests are normally satisfied immediately. Other reasons that cash may not be available in a timely fashion to meet redemptions, settle transactions or for other operational reasons include: circumstances such as the recent subprime securities crisis (when bank lending became constricted); circumstances similar to those existing following September 11, 2001 (when there was an extraordinarily high volume of redemptions); when a sale of securities fails; or improper delivery instructions by the broker effecting the transaction delays delivery of cash to the custodian. While the need to meet unexpected redemptions is a problem that may most significantly affect the Open-End Funds, Unregistered Hancock Funds are also subject to redemption demands (although Unregistered Hancock Funds may require notice prior to redemption), and all Hancock Funds (including Closed-End Funds) face the need to borrow if settlements fail or are delayed or for other operational reasons, including payment of expenses, distributions, pay down of leveraged loans or participation in corporate actions. In such cases, the Credit Facility could provide a source of immediate, short-term liquidity pending receipt of cash and result in savings to the borrowing Hancock Fund and increased returns to the lending Hancock Funds. Including the Unregistered Hancock Funds in the Credit Facility may increase significantly the pool of cash that may be lent, which would benefit the Registered Hancock Funds by reducing their borrowing costs.
          The interest rate charged to the Hancock Funds on any Interfund Loan (“Interfund Loan Rate”) would be the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” as defined below. The “Repo Rate” would be the highest current overnight repurchase agreement rate available to a lending Hancock Fund; it would be a rate higher than any custodian offsets. “Bank Loan Rate” for any day would be calculated by the Credit Facility Team (as defined below) on each day an Interfund Loan is made according to a formula established by each Hancock Fund’s Board, intended to approximate the lowest interest rate at which a bank short-

term loan would be available to the Hancock Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Registered Hancock Fund’s Board. In addition, the Board of each Registered Hancock Fund periodically would review the continuing appropriateness of reliance on the publicly available rate and formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Registered Hancock Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Board of each Registered Hancock Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would assure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Hancock Funds’ short-term needs. The Interfund Loan Rate would be the same for all borrowing Hancock Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.
          Certain members of the Advisers’ fund administration personnel and money market portfolio managers or analysts (the “Credit Facility Team”) will administer the Credit Facility. The Credit Facility Team currently monitors day-to-day cash positions provided by the Hancock Fund’s Custodian so that each Hancock Fund attempts to maintain a positive cash balance on a day-to-day basis. No portfolio manager (other than a money market portfolio manager) of any Hancock Fund will serve as a member of the Credit Facility Team. Based on information it receives from various sources and without consultation with portfolio managers (other than money market portfolio managers), each Fund’s Custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day. Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Hancock Fund to end a day with a negative cash position.1 The role of the Money Market Hancock Fund portfolio managers on the Credit Facility Team will be to evaluate the options available for the Hancock Funds that need to borrow money and assist in the determination of whether or not it is in the funds’ best interests to utilize an Interfund Loan or an alternative source of liquidity (for a borrowing fund) or to invest in Short-Term Instruments (for a lending fund). There is no maximum or minimum number of Money Market Hancock Fund portfolio managers who will be on the Credit Facility Team although it is expected to have no more than 3. There will not be a single member of the Credit Facility Team responsible for compliance functions, however, the facility’s activities will be monitored by the Hancock Funds’ applicable chief compliance officer.
          On any day when a Hancock Fund needs to borrow money, the Credit Facility Team will consider the cash positions and borrowing needs of all Hancock Funds. If the Credit Facility Team determines that the Credit Facility should be used it will determine the participation for each Hancock Fund that has money it can lend. This determination will be based on similar factors to those utilized in making short-term investment decisions. The Credit Facility Team will also consider the size of the potential borrowing, and whether or not the loan size is significant in relation to the transaction costs that would be applied. The Credit Facility Team will also consider how much earned lending revenue each fund has had and attempt to allocate the borrowing across all funds that may make Interfund Loans in an equitable fashion.

[1]	Applicants submit that the Crediting Facility Team’s inclusion of money market portfolio managers will aid in the operation of the Credit Facility Team because of their expertise in short-term fixed-income investments including repurchase agreements. The Money Market Hancock Funds and Unregistered Hancock Funds effectively invest in money market instruments pursuant to Rule 2a-7 at all times.

If there is not enough cash available to meet all needs, the Credit Facility Team will decide the amount of cash that will be allocated to each Hancock Fund needing to borrow money. The Interfund Loan Rate will never be (i) less favorable to the lending fund than the Repo Rate or (ii) less favorable to the borrowing fund than the Bank Loan Rate. Thus, no Interfund Loan would be made on terms unfavorable to either the lending fund or the borrowing fund relative to these measures.
          Hancock Funds would not need to request an Interfund Loan, the Credit Facility Team would allocate borrowing demand and cash available for lending among the Hancock Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Hancock Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The Credit Facility Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the lending Hancock Fund than the Repo Rate and more favorable to the borrowing Hancock Fund than the Bank Loan Rate. To assure the Credit Facility will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the Credit Facility for whatever amount of time they believe necessary to complete the investment program. The Credit Facility Team will honor the election and continue to manage short-term cash in accordance with established operating procedures. It is anticipated that Hancock Funds whose portfolio managers “opt out” of the Credit Facility will opt out of lending and borrowing.

          Once the Credit Facility Team has determined the aggregate amount of cash available for loans and borrowing demand, the Credit Facility Team will allocate loans among borrowing Hancock Funds without any further communication from the portfolio managers of the Hancock Funds (other than a Money Market Hancock Fund portfolio manager acting in his or her capacity as a member of the Credit Facility Team). All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility Team other than a Money Market Hancock Fund portfolio manager.
          The Credit Facility Team would (a) monitor the interest rates charged and other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each Hancock Fund to ensure that they comply with the Hancock Fund’s investment policies and limitations; (c) ensure equitable treatment of each Hancock Fund; and (d) make quarterly reports to the Board of each Registered Hancock Fund concerning any transactions by the applicable Registered Hancock Fund under the Credit Facility and the interest rates charged.
          The Credit Facility Team members, as fiduciaries that have no pecuniary interest, will administer the Credit Facility as part of their duties under existing investment management and administrative agreements with each Hancock Fund and will receive no additional fee as compensation for their services. This means the Credit Facility Team will not collect any additional fees in connection with the administration of the Credit Facility (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Credit Facility). The Advisers’ senior treasury personnel will oversee the operations of the Credit Facility Team to ensure that it manages the cash positions of Hancock Funds appropriately. No portfolio managers are included in the senior treasury personnel that will oversee the operations of the Credit Facility Team, the only portfolio manager involvement on the Credit Facility Team will be Money Market Hancock Fund portfolio manager(s) acting in his or her capacity as a member of the Credit Facility Team as described above. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Boards of the Registered Hancock Funds, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Hancock Funds participate on an equitable basis.
          Each Registered Open-End Fund’s fundamental investment restrictions currently limit borrowings to less than or equal to one third of the market value of its total assets (including borrowings). Each Closed-End Fund’s policy on borrowing provides no limit beyond those imposed by the 1940 Act and the rules and interpretive positions of the Commission thereunder. The Credit Facility would permit a Registered Hancock Fund to lend on an unsecured basis only if the borrowing fund’s total outstanding borrowings from all sources are less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the borrowing fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Registered Hancock Fund could lend only on a secured basis. Under current investment restrictions, each Registered Hancock Fund’s lending activities are also limited. Open-End Funds may only lend to the extent permitted by the 1940 Act, as interpreted or modified by the Commission. The fundamental policies of the Closed-End Funds do not currently permit lending. The Hancock Funds’ investment restrictions may be changed over time, and Applicants intend, if the relief requested herein is granted, to seek shareholder approval for Closed-End Funds to make loans of the type described herein. Prior to making any loan or borrowing under the Credit Facility, the Advisers will seek approval of shareholders of any Registered Hancock Fund to the extent necessary to change restrictions to allow borrowing and lending pursuant to the Credit Facility. To the extent necessary to allow lending and borrowing, respectively, pursuant to the Credit Facility that is considered beneficial by the Boards, the Boards will change the Registered Hancock Funds’ non-fundamental guideline(s) as may be necessary. Amounts borrowed by each Hancock Fund, including any amount borrowed through the Credit Facility, must be consistent with the restrictions applicable to each Hancock Fund at the time of the borrowing. The Credit Facility Team will verify with the Adviser of a borrowing Hancock Fund that a borrowing Hancock Fund must either have receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the Credit Facility will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the Credit Facility. In addition, amounts borrowed through the proposed Credit Facility would be reasonably related to a Hancock Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Hancock Fund’s borrowings through the proposed Credit Facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Hancock Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the lending Hancock Fund. A borrowing Hancock Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Hancock Fund would pay interest on the borrowings, the borrowing Hancock Fund would not pay any fees in connection with any early repayment of an Interfund Loan. The Hancock Funds will not borrow from the proposed Credit Facility for leverage purposes.
          No Hancock Fund may participate in the Credit Facility unless (i) the Registered Hancock Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Hancock Fund has fully disclosed all material information concerning the Credit Facility in its registration statement (in the case of the Registered Hancock Funds) or offering memorandum (in the case of the Unregistered Hancock Funds) and (iii) the Hancock Fund’s participation in the Credit Facility is consistent with its investment objectives, limitations, and organizational documents.
IV. STATUTORY PROVISIONS
          Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.
          Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.
          Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.
          Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.
          Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.
          Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.
          Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.
          Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.
          Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”
          Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.
          Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”
          Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.
          Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
V. REQUEST FOR ORDER
          In connection with the Credit Facility, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) under Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint arrangements and transactions.
A. Conditions of Exemption
          Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	The Interfund Loan Rate to be charged to the Hancock Funds under the Credit Facility will be the average of (1) the Repo Rate and (2) the Bank Loan Rate (each as defined above).

2.	On each business day when an interfund loan is to be made, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending Hancock Fund than the Repo Rate, and (ii) more favorable to the borrowing Hancock Fund than the Bank Loan Rate.

3.	If a Hancock Fund has outstanding borrowings, any Interfund Loan taken out by such fund will (i) be at an interest rate equal to or lower than the lowest rate applicable to any outstanding bank loan on that day; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Hancock Fund, that the event of default, automatically (without need for action or notice by the lending Hancock Fund), will constitute an immediate event of default under the interfund lending agreement that both (aa) entitles the lending Registered Hancock Fund to call the Interfund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Hancock Fund.

4.	A Registered Hancock Fund may borrow on an unsecured basis through the Credit Facility only if the relevant borrowing fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets (or 10% or less of its net assets in the case of a Closed-End Fund), provided that if the borrowing fund has a secured loan outstanding from any other lender, including but not limited to another Hancock Fund, the lending Registered Hancock Fund’s Interfund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Hancock Fund’s total outstanding borrowings immediately after an Interfund Loan would be greater than 10% of its total assets (or 10% or less of a Closed-End Fund’s net assets), the lending Registered Hancock Fund may lend through the Credit Facility to such borrowing fund only on a secured basis. A Hancock Fund may not borrow through the Credit Facility or from any other source if its total outstanding borrowings immediately after the borrowing would exceed the limits imposed by Section 18 of the 1940 Act to the extent applicable to such fund.

5.	Any Unregistered Hancock Fund engaging in Interfund lending through the Credit Facility will (i) undertake to comply with Section 18 of the 1940 Act except to the extent that relief from Section 18(f) is provided by the exemptive order sought herein; (ii) will comply either (a) with Rule 12d1-1 under the 1940 Act, as amended, or any successor rule or (b) with the John Hancock Central Funds Order (as defined below).

6.	Before any Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets), it must first secure each outstanding Interfund Loan to a Registered Hancock Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Hancock Fund with outstanding Interfund Loans exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets) for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Hancock Fund will within one business day thereafter either (i) repay all its outstanding Interfund Loans to Registered Hancock Funds, (ii) reduce its outstanding indebtedness to Registered Hancock Funds to 10%

or less of its total assets (or 10% of a Closed-End Fund’s net assets), or (iii) secure each outstanding Interfund Loan to Registered Hancock Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets), at which time the collateral called for by this condition (6) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Hancock Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets), the Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan to Registered Hancock Funds at least equal to 102% of the outstanding principal value of the Interfund Loans.

7.	No Registered Hancock Fund may lend to another Registered Hancock Fund through the Credit Facility if the loan would cause the lending Registered Hancock Fund’s aggregate outstanding loans through the Credit Facility to exceed 15% of its current net assets at the time of the loan.

8.	A Hancock Fund’s Interfund Loans to any one Hancock Fund shall not exceed 5% of the lending Hancock Fund’s current net assets.

9.	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition. New Interfund Loans may be made at the end of any seven day period provided that they are established and treated as separate loan transactions.
10.	A Registered Hancock Fund’s borrowings through the Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the registered Open-End Hancock Fund’s total net cash redemptions or 102% of a Registered Hancock Fund’s sales fails for the preceding seven calendar days.

11.	Each Interfund Loan may be called on one business day’s notice by a lending Registered Hancock Fund and may be repaid on any day by a borrowing Registered Hancock Fund.

12.	A Hancock Fund’s participation in the Credit Facility must be consistent with its investment policies, limitations, and organizational documents.

13.	The Credit Facility Team will calculate total Hancock Fund borrowing and lending demand through the Credit Facility, and allocate Interfund Loans on an equitable basis among the Hancock Funds, without the intervention of any portfolio manager of the Hancock Funds (other than a money market portfolio manager or managers acting in his or her or their capacity as a member of the Credit Facility Team). All allocations will require the approval of at least one member of the Credit Facility Team who is not a money market portfolio manager. The Credit Facility Team will not solicit cash for the Credit Facility from any Hancock Fund to meet borrowing needs from any Hancock Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a money market portfolio manager or managers on the Credit Facility Team has or have access to loan demand data). The Credit Facility Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts to the Hancock Funds.

14.	The Credit Facility Team will monitor the interest rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the Registered Hancock Funds concerning the participation of the Registered Hancock Funds in the Credit Facility and the terms and other conditions of any extensions of credit under the Credit Facility.

15.	The Board of each Registered Hancock Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each of the Registered Hancock Fund’s participation in the Credit Facility during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loan Rate; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each Registered Hancock Fund’s participation in the Credit Facility.

16.	Each Registered Hancock Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction under the Credit Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time on short-term repurchase agreements and Bank

Borrowing, and such other information presented to the Boards of the Registered Hancock Funds in connection with its report to the Boards in connection with the review required by conditions (14) and (15).

17.	In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Hancock Fund makes a demand for payment under the provisions of the interfund lending agreement, the Credit Facility Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Registered Hancock Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[2] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Hancock Funds. The arbitrator will submit, at least annually, a written report to the Board of each Registered Hancock Fund setting forth a description of the nature of any dispute and the actions taken by the Registered Hancock Funds to resolve the dispute.

18.	The Credit Facility Team will prepare and submit to the Board of each Registered Hancock Fund for review an initial report describing the operations of the Credit Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of operations of the Credit Facility, the Credit Facility Team will report on the operations of the Credit Facility at the quarterly meetings of each Registered Hancock Fund’s Board. In addition, for two years following the commencement of the Credit Facility, the independent registered public

[2]	If the dispute involves Hancock Funds that do not have common Boards or if the dispute involves an Unregistered Hancock Fund, the Board of each affected Registered Hancock Fund and in the case of an Unregistered Hancock Fund, the investment manager, will select an independent arbitrator that is satisfactory to each Hancock Fund.

accountant for each Registered Hancock Fund shall prepare an annual compliance attestation report that evaluates the Credit Facility Team’s assertion that it has established procedures reasonably designed to achieve compliance with the conditions of the order. The report shall be prepared in accordance with the Statements on Standards for Attestation Engagements No. 10, Chapter 6, and shall be filed pursuant to Item 77Q3 of Form N-SAR, as such Statements or Form may be revised, amended, or superseded from time to time. In particular, the report shall address procedures designed to achieve the following objectives:
(i)	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(ii)	compliance with the collateral requirements as set forth in the Application;

(iii)	compliance with the percentage limitations on interfund borrowing and lending;

(iv)	allocation of Interfund Loans in an equitable manner and in accordance with procedures established by the Board of the Registered Hancock Fund and requirements of any Commission order; and

(v)	that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Hancock Fund at the time of an Interfund Loan.
19.	After the final report is filed, each Registered Hancock Fund’s independent registered public accountant, in connection with its audit examinations, will continue to review the operation of the Credit Facility for compliance with the conditions of the Application and its review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

20.	No Hancock Fund will participate in the Credit Facility, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement or offering memorandum all material facts about its intended participation.
VI. SUPPORT OF THE EXEMPTION
A. Precedents
          The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same to those proposed in this Application: e.g., In the Matter of Vanguard Money Market Reserves, Inc., Investment Company Act Release No. 21825 (March 13, 1996) (Notice), Investment Company Act Release No. 21889 (April 11, 1996) (order); Dreyfus Founders Funds, et al., Investment Company Act Rel. No. 21825 (March 13, 1996) (Notice); Investment Company Act Rel. No. 21889 (April 11, 1996) (Order); In the Matter of Stein Roe Income Trust, Investment Company Act Rel. No. 21609 (December 19, 1995) (Notice); Investment Company Act Rel. No. 21678 (January 17, 1996) (Order); In the Matter of Colchester Street Trust, Investment Company Act Rel. No. 23787 (April 15, 1999) (Notice); Investment Company Act Rel. No. 23831 (May 11, 1999) (Order); In the Matter of Janus Investment Fund, Investment Company Act Rel. No. 22922 (December 2, 1997) (Notice); Investment Company Act Rel. No. 22983 (December 30, 1997) (Order); In the Matter of T. Rowe Price Associates, Inc., Investment Company Act Rel. No. 23532 (November 12, 1998) (Notice); Investment Company Act Rel. No. 23590 (December 8, 1998) (Order). See also Notice of Application for Evergreen Select Fixed Income Trust, Investment Company Act Rel. No. 25217 (October 22, 2001); PIMCO Funds, Investment Company Act Rel. No. 25220 (October 2, 2001). Release Nos. 26497 (June 24, 2004) (notice) and 26499 (July 20, 2004) (order); PBHG Funds, et al., Investment Company Act Release Nos. 26100 (July 15, 2003) (notice) and 26148 (Aug. 12, 2003) (order); SunAmerican Asset

Management Corp., et al, Investment Company Act Release Nos. 25612 (June 13, 2002) (notice) and 25653 (July 9, 2002) (order); One Group Mutual Funds, et al., Investment Company Act Release Nos. 25613 (June 14, 2002) (notice) and 25654 (July 10, 2002) (order); Oppenheimer Integrity Funds, et al., Investment Company Act Release Nos. 25760 (Sept. 30, 2002) (notice) and 25776 (Oct. 22, 2002) (order). Applicants note that there is precedent for closed-end registered investment companies to participate in interfund lending arrangements on conditions substantially equivalent to the ones proposed by Applicants herein. See, In the Matter of Pioneer Bond Fund, et. al., Investment Company Act Release No. 28144 (Feb. 5, 2008) (notice), Investment Company Act Release No. 28182 (Mar. 04, 2008) (order).
          There are three respects in which the relief sought extends beyond prior requests for relief with respect to inter-fund lending. First, Applicants are aware of no interfund lending exemptive order that provides relief from Section 17(a)(2) of the 1940 Act. Second, Applicants are aware of no interfund lending exemptive orders that allow for participation by closed-end funds as borrowers. Third, Applicants are aware of no interfund lending exemptive orders that allow for participation by unregistered funds. Applicants contend, however, that the Commission has granted exemptions with respect to requests for relief that were similar to the relief sought hereunder in the context of participation by unregistered funds. Applicants further contend that allowing participation of closed-end funds as borrowers is consistent with prior guidance. Applicants also contend that Section 17(a)(2) relief is implicit in each of the prior interfund lending exemptive orders.
          Exemption from Section 17(a)(2). Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Registered Hancock Fund to another Hancock Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing by a lending Hancock Fund, could be deemed to be a “purchase” by the lending Hancock Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 6.
          Exemption from Sections 17(a)(1), (2) and (3). Granted to Unregistered Hancock Funds. Applicants are not aware of any precedent for relief from Sections 17(a)(1), 17(a)(2) or 17(a)(3) to permit an interfund loan by or from a registered fund to an unregistered fund.
          Exemptions from Section 17(d) and Rule 17d-1 Granted to Unregistered Hancock Funds. Applicants are not aware of any precedent granting relief from Section 17d and Rule 17d-1 for registered and unregistered funds that engage in interfund loans. However, the Commission has granted exemptive relief from Rule 17d-1 joint transactions and joint arrangements in which one or more participants was an unregistered fund in the context of a joint cash management arrangement, albeit in the context of joint investment in a cash management fund. See, In the Matter of Daily Money Fund, et.al., Investment Company Act Release Nos. 22236 (notice) and 22285 (October 16, 1996) (order). Similarly, the Commission has granted relief from Rule 17d-1 in the context of unregistered funds participation in a mutual insurance company designed to insure money market funds against “breaking the buck”. See, In the Matter of Daily Money Fund, et. al, Investment Company Act Release Nos. 23004 (notice) and 2303 (February 18, 1998) (order). Applicants contend that the participation of Unregistered Hancock Funds in the Credit Facility will enhance cash management and will reduce operating costs for

Registered Hancock Funds without any potential for over reaching or disadvantaging the Registered Hancock Funds.
          Exemption from Section 12(d)(1) Granted to Unregistered Hancock Funds. While Section 12(d)(1) relief previously granted for interfund loans has not addressed unregistered funds, the Commission adopted Rule 12d1-1 under the 1940 Act (in part) to permit unregistered investment companies to invest in registered money market funds despite the limitations of Section 12(d)(1)(B) of the 1940 Act. See, SEC Rel. 33-8713, IC-27399 (June 20, 2006) at fn 47. The extension of exemptive relief in Rule 12d1-1 to permit investment by registered funds in unregistered money market funds is analogous to the relief sought herein from Section 12(d)(1) in as much as the Unregistered Hancock Funds would be ready sources of cash for lending to the Registered Hancock Funds and would present no potential for over reaching of the Registered Hancock Funds because the Boards of the Registered Hancock Funds will supervise the inter-fund loans contemplated herein. Any participating Unregistered Hancock Fund will be in compliance with the conditions of Rule 12d1-1 as amended, (or any successor rule) or the conditions in John Hancock Capital Series, et. al, Order Release No. IC-27261 (March 14, 2006) (the “John Hancock Central Funds Order”), Notice of Application, Release No. IC-27224, File No. 812-12965 (February 15, 2006), including the prohibition on sales loads in
Rule 12d1-1(b).
          Exemption from Section 21(b) Granted to Unregistered Hancock Funds. Applicants are not aware of any precedent for relief to permit an interfund loan by a registered fund to an unregistered fund that is under common control with the registered fund. However, the Commission has granted exemption from Section 21(b) to registered and unregistered funds so as to allow both to participate in insurance coverage for certain money market funds. See, In the Matter of Daily Money Fund, et. al, Investment Company Act Release Nos. 23004 (notice)

and 2303 (Feb. 18, 1998) (order). Applicants contend that for all intents and purposes the conditions in the order cited relied upon the Board of the registered funds to monitor potential conflicts such that participation by the unregistered funds would only be to the advantage of all parties. Applicants submit that the proposed exemptions from Section 21(b) sought herein will be on essentially equal footing in as much at the Boards of the registered funds will monitor the Interfund Loans.
          No Exemption from Section 18(f) Has Been Granted to Unregistered Hancock Funds. Applicants are aware of no relief obtained by unregistered funds from the requirements of Section 18(f); however, applicants contend that the sole relief sought with respect to Section 18(f) herein is simply to allow lending to an Open-End Fund by a lender that is not a bank. Applicants contend that in as much as the Unregistered Hancock Funds and the Registered Hancock Funds will be subject to the same conditions as lenders, that it would be appropriate and in the public interest to include the Unregistered Hancock Funds as lenders, in as much as doing so will be to the benefit of the Registered Hancock Funds as the Unregistered Hancock Funds offer the potential for increased borrowing capacity.
          Applicants believe that, for the reasons noted above, the prior commission exemptive orders and rules demonstrate that there is precedent for inclusion of unregistered funds in exemptive relief sought herein.
B. Statements in Support of Application
          The proposed Credit Facility is intended to be used by the Hancock Funds solely as a means of (i) reducing the cost incurred by the Hancock Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Hancock Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management and administrative agreements with each Hancock Fund, the Advisers have no pecuniary or other stake in the Credit Facility.
          The Independent Board Members of the Registered Hancock Funds have carefully considered the benefits and possible additional risk to the Registered Hancock Funds as result of their participation in the Credit Facility and have concluded that participation in the Credit Facility would be in the best interests of each Registered Hancock Fund.
          The significant benefits to be derived from participation in the Credit Facility will be shared both by lending Hancock Funds and borrowing Hancock Funds. The interest rate formula is designed to ensure that lending Hancock Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investment and that borrowing Hancock Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the Credit Facility Team will compare rates on days when no lending or borrowing will be necessary.) A Hancock Fund could participate in the proposed Credit Facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.
          Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the asset coverage requirements for any Interfund Loan, the liquid nature of most Hancock Fund assets, and the conditions governing the Credit Facility.

          The Credit Facility has been designed to serve as a supplemental source of credit only for the Hancock Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.
          A Hancock Fund (whether registered or not) will be able to borrow under the Credit Facility on an unsecured basis only if the fund’s total outstanding borrowings immediately after the interfund borrowing are 10% or less of its total assets (or 10% or less of its net assets in the case of a Closed-End Fund). Moreover, if a borrowing Hancock Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. A Hancock Fund could borrow under the Credit Facility only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund). If total outstanding borrowings exceeded 33 1/3% of a registered Open-End Fund’s total assets, the registered Open-End Fund could not borrow under the Credit Facility or from any other source.
          Before any Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund), the Hancock Fund (whether registered or not) must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Hancock Fund with outstanding Interfund Loans exceed 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund) for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Hancock Fund will within one business day thereafter (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets (or 10% or less of its net assets in the case of a Closed-End Fund); or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund), at which time the collateral called for above shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Hancock Fund’s total outstanding borrowings exceed 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund) is repaid or the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund), the Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.
          The Applicants further concluded that, given these asset coverage limits and the other conditions discussed below, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to Hancock Funds. It is anticipated that Money Market Hancock Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that fund’s investment adviser. The Unregistered Hancock Funds will comply with Rule 2a-7 to the extent provided under Rule 12d1-1(d)(2)(ii) provided that, for avoidance of doubt, each such fund expressly reserves the right to value its securities at market value (rather than at amortized cost). In the great majority of cases, a Hancock Fund would extend an Interfund Loan only if the borrower’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Hancock Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its assets (up to the 33 1/3% limit for Open-End Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.
          In addition, if a Registered Hancock Fund borrows from one or more banks, all Interfund Loans to the Registered Hancock Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Registered Hancock Fund would also require the borrowing Hancock Fund to pledge collateral on the same basis regardless of the level of the borrowing Hancock Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Hancock Fund also would call its loan. In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all Interfund Loans to a Registered Hancock Fund would have at least the same level of protection as required by any third-party lender to the Registered Hancock Fund.
          In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Registered Hancock Funds to call Interfund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the Credit Facility, Applicants believe Interfund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Registered Hancock Funds would not require collateral for Interfund Loans except on the few occasions when a Hancock Fund’s total outstanding borrowings represent more than 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund) (or when a third-party lending bank with an outstanding loan to the Hancock Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the Credit Facility. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Hancock Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans and (iv) the fact that the program for both the borrowing and lending Registered Hancock Funds would be administered by the Credit Facility Team subject to the oversight of the Independent Board Members.
          Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Hancock Fund. In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Hancock Fund makes a demand for payment under the provisions of the Interfund Loan Agreement, the Credit Facility Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Registered Hancock Fund involved in the loan who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly. In the event that the Registered Hancock Funds do not have common Boards, or if the dispute involves an Unregistered Hancock Fund, the Board of each affected Registered Hancock Fund, and in the case of an Unregistered Hancock Fund, the investment manager, will select an independent arbitrator that is satisfactory to each Hancock Fund.
          Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Advisers, through the Credit Facility Team, would administer the Credit Facility as a disinterested fiduciary and would receive no additional compensation in connection with the Credit Facility. This means the Credit Facility Team will not collect any additional fees in connection with the administration of the Credit Facility (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Credit Facility).
          The Credit Facility would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Hancock Fund. Under the Credit Facility, the Hancock Funds would not negotiate interest rates between themselves and the Credit Facility Team would not set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Registered Hancock Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the Credit Facility on any given day would receive the same rate.
          There also is no realistic potential that one Hancock Fund’s portfolio manager might maintain or expand his or her Hancock Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Hancock Fund.
          First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Credit Facility Team. As discussed above, the Credit Facility Team will accumulate data at least once on each business day on the Hancock Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Hancock Fund’s total uninvested cash positions. The Credit Facility Team operates and would continue to operate independently of the Hancock Funds’ portfolio managers (other than money market portfolio manager(s) acting in his, her or their capacity as a member of the Credit Facility Team). The Credit Facility Team would not solicit cash for the Credit Facility from any Hancock Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the Credit Facility Team. The Credit Facility Team would allocate available cash to borrowing Hancock Funds on an equitable basis. All allocations will require approval of at least one member of the Credit Facility Team who is not a money market portfolio manager. No portfolio manager would be able to direct that his or her Hancock Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Credit Facility Team. The Credit Facility Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of portfolio managers or return remaining amounts to the Hancock Funds.
          Second, the Hancock Funds’ portfolio managers typically limit their Hancock Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Hancock Funds. A Hancock Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities. Because each manager’s compensation is related to his or her Hancock Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Hancock Fund’s performance in order to extend additional credit to other Hancock Funds.
          Third, a portfolio manager’s decision regarding the amount of his or her Hancock Fund’s invested cash balance would be unlikely to affect the ability of other Hancock Funds to obtain Interfund Loans. Applicants anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Hancock Funds.

          Applicants submit that it will be highly beneficial for the registered Open-End Funds to include both Closed-End Funds and Unregistered Hancock Funds in the interfund lending facility. Open-End Funds are most likely to face borrowing need since their securities are redeemable daily. The Closed-End Funds regularly maintain some of their assets in repurchase agreements and are therefore well positioned to lend to the Open-End Funds. The Unregistered Hancock Funds are also likely to hold cash or repurchase agreements and likewise represent potential lenders to the Open-End Funds.
          The Closed-End Funds may also be borrowers from time to time, should they need cash to fund securities settlement failures that arise from time to time.
          For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.
Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.
          JHA, MFC or JHIMS is the advisor of each Hancock Fund, and the Board of each Registered Hancock Fund and principal officers of the Registered Hancock Funds are and in the future may be identical. Although the power of the directors, trustees and officers of the Registered Hancock Funds arise solely as a result of their official positions with the Hancock Funds, in view of the overlap of directors, trustees and officers among the Registered Hancock Funds, the Registered Hancock Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. The unregistered Hancock Funds may be deemed to be affiliates of the Registered Hancock Funds by reason of having JHA, MFC or JHIMS as a common investment adviser or investment advisers under common control. While Applicants believe that the Hancock Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from

Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that the certain of the Hancock Funds could be deemed to be under common control by virtue of having JHA, MFC or JHIMS , as applicable, as their common investment advisor.
Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).
          For the reasons set out below, each of the conditions for relief granted pursuant to section 17(b) of the 1940 Act have been satisfied by the Applicants.
          1. The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.
          Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Hancock Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard — i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Hancock Fund will be lower and, for a lending Hancock Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Hancock Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.
          Furthermore, because each Hancock Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the Registered Hancock Fund’s Board, the operation of the program will substantially eliminate the possibility of one Hancock Fund taking advantage of any other. In addition, each Hancock Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.
          Periodic review by each Registered Hancock Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.
          2. The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Registered Hancock Funds’ Registration Statements.
          All borrowings and Interfund Loans by the Registered Hancock Funds will be consistent with the organizational documents, registration statement, and investment policies and limitations of the respective Registered Hancock Funds. The registration statement for each Registered Hancock Fund discloses or will disclose the extent to which the respective Registered Hancock Fund may borrow money for temporary or emergency purposes.
          3. The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Unregistered Hancock Funds’ Memoranda.
          All borrowings and Interfund Loans by the Unregistered Hancock Funds will be consistent with the organizational documents, memoranda, and investment policies and limitations of the respective Unregistered Hancock Funds. The memoranda for each Unregistered Hancock Fund will disclose the extent to which the respective Unregistered Hancock Fund may borrow money for temporary or emergency purposes.

          4. The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.
          The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any Hancock Fund. Each Interfund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the fund through the purchase of additional securities. These are marked to market securities that are not speculative. Open-End Funds have the ability to make loans to entities that are higher risk than the other Hancock Funds. A Hancock Fund’s borrowings through the proposed Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Hancock Fund’s sales fails for the preceding seven calendar days. Accordingly, the Interfund Loans could not be used to increase the speculative character of the borrowing Registered Hancock Fund. Therefore, the proposed Credit Facility is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each Interfund Loan will be fair to each Hancock Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending fund or borrowing from a bank from the perspective of the borrowing fund.
          Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Registered Hancock Fund would include disclosure regarding the Credit Facility in its registration statement as long as the Registered Hancock Fund participates in the Credit Facility.
          The Credit Facility is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Advisers, through the Credit Facility Team Members, would administer the Credit Facility as a fiduciaries that have no pecuniary interest in the Credit Facility (ii) all Interfund Loans would consist only of uninvested cash reserves that the Hancock Fund otherwise would invest in short-term repurchase agreements or other short-term investments, (iii) the Interfund Loans would not involve a greater risk than such other investments because the borrowers would offer substantial asset average and are highly regulated, (iv) the lending Hancock Fund would receive interest at a rate higher than it could obtain through such other investments, and (v) the borrowing Hancock Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the quarterly commitment fees associated with committed lines of credit. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Hancock Fund obtaining an undue advantage over any other Hancock Fund.
          Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.
          Applicants do not concede that the proposed Credit Facility would involve transactions by any “affiliated persons” of a Hancock Fund. Applicants further submit that the proposed Credit Facility would involve neither the issuance or sale of any “security” by a borrowing Hancock Fund to a lending Hancock Fund nor the purchase of any “security” by a lending Hancock Fund from a borrowing Hancock Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Hancock Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Hancock Funds participation in the proposed Credit Facility.
          Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.
          Furthermore, Applicants submit that the proposed Credit Facility does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the

1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed Credit Facility is to provide economic benefits for all the participating Hancock Funds. The Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Hancock Funds and their shareholders. There would be no duplicative costs or fees to the Hancock Funds or their shareholders. Neither the Adviser to the lending Fund nor the Adviser to the borrowing Fund would receive any compensation for their services.
          Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.
          Applicants also believe that the proposed Credit Facility would not involve any “joint transaction”, “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Credit Facility.
          Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.3 For the same reasons discussed above with respect to Section

[3]	See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

17(a) of the 1940 Act, participation in the Credit Facility would not involve overreaching or an unfair advantage. Furthermore, the Credit Facility is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Hancock Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Hancock Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Hancock Fund’s participation in the proposed Credit Facility would be on terms which are no less advantageous than that of other participating Hancock Funds.
          Exemption from Section 18(f)(1) of the 1940 Act.
          Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Credit Facility (because the lending Hancock Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Applicants seek exemption from this provision only to the limited extent necessary to allow an Open-End Fund, an Unregistered Fund or a Money Market Fund to borrow through the Credit Facility, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing Hancock Fund. Collaterized borrowing under the Credit Facility would require at least a three to one ratio of asset coverage to debt. The Hancock Funds that are Open-End Funds, Unregistered Fund or a Money Market Fund would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Hancock

Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.
          Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Hancock Funds to borrow from other Hancock Funds pursuant to the proposed Credit Facility is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Hancock Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Hancock Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.
VII. CONCLUSION
          For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Hancock Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Hancock Funds in the Credit Facility would be consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.
VIII. PROCEDURAL MATTERS
          Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows:
John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
          Please direct all questions or communications concerning this Application to:

Stuart E. Fross, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000
with copies to:
John J. Danello
John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
(617) 663-2844
Carolyn M. Flanagan
MFC Global Investment Management
101 Huntington Avenue
Boston, MA 02199
617-375-1547
          Copies of all written communications should be sent to:
Stuart E. Fross, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000
          Pursuant to Rule 0-2(c)(2) of the 1940 Act, each Applicant, other than John Hancock Collateral Investment Trust and MFC, which are being added as Applicants by this Amendment, hereby represents that the authorizations described in the original application of Applicants, filed December 31, 2008 (the “Original Application”) to file the Original Application are applicable to the undersigned and that such authorizations still remain in effect.
          Pursuant to Rule 0-2(c)(1) of the 1940 Act, the John Hancock Collateral Investment Trust and MFC state: that all actions necessary to authorize the execution and filing of this Application and any amendment have been taken and the persons signing and filing this Application are authorized to do so; and that John Hancock Collateral Investment Trust and NFC have complied with all requirements for the execution and filing of this Application and any amendment (see the authorizations of John Hancock Collateral Investment Trust and MFC attached to this Application as Exhibit A-1 and A-2 respectively).
          The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2, B-3, B-4, and B-5.
          The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) is attached as Exhibit C.
          Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
[Remainder of Page Left Blank Intentionally]

SIGNATURES
          IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, Applicants have caused this Application to be duly signed on the 30th day of June, 2009, except as otherwise noted.

JOHN HANCOCK OPEN-END FUNDS

By:	/s/ John J. Danello

Name:	John J. Danello
Title:	Vice President, Law

JOHN HANCOCK CLOSED-END FUNDS

By:	/s/ John J. Danello

Name:	John J. Danello
Title:	Vice President, Law

JOHN HANCOCK COLLATERAL INVESTMENT TRUST

By:	/s/ Charles A. Rizzo

Name:	Charles A. Rizzo
Title:	Chief Financial Officer

JOHN HANCOCK ADVISERS, LLC

By:	/s/ John J. Danello

Name:	John J. Danello
Title:	Senior Vice President

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

By:	/s/ John J. Danello

Name:	John J. Danello
Title:	Senior Vice President

MFC GLOBAL INVESTMENT MANAGEMENT (U.S) LLC

By:	/s/ Carolyn M. Flanagan

Name:	Carolyn M. Flanagan
Title:	Vice President and General Counsel

Exhibit Index

Exhibit No.

A-1	Certification of John Hancock Collateral Investment Trust

A-2	Certification of MFC Global Investment Management (U.S.) LLC

B-1	Verification of Hancock Funds

B-2	Verification of John Hancock Collateral Investment Trust

B-3	Verification of John Hancock Advisers, LLC

B-4	Verification of John Hancock Investment Management Services, LLC

B-5	Verification of MFC Global Investment Management (U.S.) LLC

C	Proposed Form of Notice

D	Table of Closed-End Fund Investment Information

Exhibit A-1
AUTHORIZATION
CERTIFICATE OF JOHN HANCOCK COLLATERAL INVESTMENT TRUST
I, Carolyn M. Flanagan, do hereby certify that I am Secretary of the John Hancock Collateral Investment Trust. I further certify that during certain meetings of the Board of John Hancock Collateral Investment Trust held on May 27, 2009, the following resolutions were duly adopted by action of the Board of Trustees, and that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:
RESOLVED, that any appropriate officer of the Trust is authorized to prepare and submit an application to the SEC for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust and for an order from the SEC that will allow the Trust to enter into a credit facility for the purpose of lending and borrowing cash directly to and from other John Hancock funds (and any future funds), subject to such terms and conditions as the SEC may require;
FURTHER RESOLVED, that upon the receipt of the requested order, John Hancock Collateral Investment Trust is authorized to enter into the credit facility as set forth in and consistent with the terms of the order; and
FURTHER RESOLVED, that any appropriate officer of the Trust is authorized and directed to take any and all actions, and execute, deliver and/or file all documents which any of them may deem to be necessary, desirable or appropriate to effectuate each of the foregoing resolutions and to carry out the purposes thereof.
     IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of June, 2009.

/s/ Carolyn M. Flanagan
Carolyn M. Flanagan
Secretary

Exhibit A-2
AUTHORIZATION
CERTIFICATE OF MFC GLOBAL INVESTMENT MANAGEMENT (U.S.) LLC
I, Carolyn M. Flanagan, do hereby certify that I am Vice President and General Counsel of MFC Global Investment Management (U.S.) LLC (“MFC”). I further certify that the following resolutions were duly adopted by written action of the Managing Members of MFC on June 29, 2009, and that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:
RESOLVED, That an application be filed with the Securities and Exchange Commission seeking exemptions from sections of the Investment Company Act of 1940, as amended, and rules and regulations promulgated thereunder, as necessary, in order for any fund or trust advised by the Company or any affiliated investment adviser to lend money to and borrow money from each other pursuant to requirements and limitations established by the Boards of the respective funds and trusts and as required by the terms of an exemptive order; and
FURTHER RESOLVED, That any officer of the Company be, and they each hereby are, authorized to file such application and any amendments thereto and to take any additional action deemed necessary to carry out the intent of the forgoing resolution.
     IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of June, 2009.

/s/ Carolyn M. Flanagan
Carolyn M. Flanagan
Secretary

Exhibit B-1
VERIFICATION
Dated: June 30, 2009
COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:
     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated June 30, 2009, for and on behalf of John Hancock Trust, John Hancock Funds II, John Hancock Funds III, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Current Interest, John Hancock Equity Trust, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Series Trust, John Hancock Sovereign Bond Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, John Hancock World Fund, John Hancock Bank & Thrift Opportunity Fund, John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Patriot Premium Dividend Fund II, John Hancock Tax Advantaged Dividend Income Fund, John Hancock Tax Advantaged Global Shareholders Yield Fund, on behalf of each of their respective underlying series (collectively, the “Hancock Funds”); that he is Vice President, Law of the Hancock Funds; and that all actions by bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title:	Vice President, Law

Subscribed and sworn to
before me, a Notary
Public, this 30th day of
June, 2009.

By:

Print Name:

Exhibit B-2
VERIFICATION
Dated: June 30, 2009
COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:
     The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated June 30, 2009, for and on behalf of John Hancock Collateral Investment Trust on behalf of each of its underlying series that she is Secretary of the John Hancock Collateral Investment Trust; and that all actions by bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Carolyn M. Flanagan
By: Carolyn M. Flanagan
Title:	Secretary

Subscribed and sworn to
before me, a Notary
Public, this 30th day of
June, 2009.

By:

Print Name:

Exhibit B-3
VERIFICATION
Dated: June 30, 2009
COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:
     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated June 30, 2009, for and on behalf of John Hancock Advisers, LLC (“JHA”), a limited liability company organized under the laws of the State of Delaware; that he is Senior Vice President of JHA; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title:	Senior Vice President

Subscribed and sworn to
before me, a Notary
Public, this 30th day of
June, 2009.

By:

Print Name:

Exhibit B-4
VERIFICATION
Dated: June 30, 2009
COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK
     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated June 30, 2009, for and on behalf of John Hancock Investment Management Services, LLC (“JHIMS”), a limited liability company organized under the laws of the State of Delaware; that he is Senior Vice President of JHIMS; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title:	Senior Vice President

Subscribed and sworn to
before me, a Notary
Public, this 30th day of
June, 2009.

By:

Print Name:

Exhibit B-5
VERIFICATION
Dated: June 30, 2009
COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK
     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated June 30, 2009, for and on behalf of MFC Global Investment Management (U.S.) LLC (“MFC”), a limited liability company organized under the laws of the State of Delaware; that she is Vice President and General Counsel of MFC; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Carolyn M. Flanagan
Name:	Carolyn M. Flanagan
Title:	Vice President and General Counsel

Subscribed and sworn to
before me, a Notary
Public, this 30th day of
June, 2009.

By:

Print Name:

Exhibit C
Hancock Funds, et al.; Notice of Application
SECURITIES AND EXCHANGE COMMISSION
INVESTMENT COMPANY ACT OF 1940
Investment Company Act Release No.
File No. 812-13621
                                        , 2009
Agency: Securities and Exchange Commission (“Commission”)
Action: Notice of an application for an order (“Application”) under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting relief from Sections 18(f) and 21(b); (ii) Section 12(d)(1)(J) granting relief from Section 12(d)(1); (iii) under Sections 6(c) and 17(b) granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and (iv) under Section 17(d) and Rule 17d-1 to permit certain joint arrangements.
Summary of Application: Applicants request an order that would permit certain management investment companies to participate in an interfund lending facility to lend to and borrow money from each other (“Credit Facility”).
Applicants: John Hancock Trust, et al (the “Hancock Funds”); John Hancock Advisers, LLC (“JHA” or an “Adviser”); MFC Global Investment Management (U.S.) LLC (“MFC” or an “Adviser”); John Hancock Investment Management Services, LLC (“JHIMS” or an “Adviser”), together with each Adviser, the “Advisers”) and any person controlling, controlled by, or under common control with the Advisers; any registered management investment company advised or subadvised by the Advisers that complies with the terms and conditions in this Application.
Filing Date: The Application was filed on December 31, 2008 and amended on June 30, 2009.
Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _______________, 2009 and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.
Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0609; Applicants, John Hancock Financial Services, Inc., 601 Congress Street, Boston, Massachusetts 02210.
For Further information Contact: Special counsel with the Division of Investment Management.

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission’s Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 (phone: 202-942-8090).
Applicants’ Representations:
1)	Each Hancock Fund that is an open-end registered management investment company (the “Open-End Funds”) or a closed-end registered management investment company (the “Closed-End Funds”) is a distinct offering of shares, either the shares or a series of shares of a Massachusetts business trust, and a separate mutual fund with an effective registration statement under the 1940 Act. The Hancock Funds include certain unregistered funds that are exempt from registration under the 1940 Act (the “Unregistered Hancock Funds”). The Open-End Funds, the Closed-End Funds and the Unregistered Hancock Funds are collectively the “Hancock Funds”.

2)	The Advisers provide investment advice and management services to all Hancock Funds directly.[4] The Advisers are Delaware limited liability companies that are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended. JHA, MFC and JHIMS are indirect, wholly owned subsidiaries of John Hancock Financial Services, Inc. and John Hancock Life Insurance Company USA, respectively, which are both subsidiaries of Manulife Financial Corporation. JHA, MFC and JHIMS are under common control by virtue of having the same ultimate parent company, Manulife

3)	Hancock Funds lend cash to banks or other entities by entering into repurchase agreements, purchasing short-term instruments or may enter into arrangements whereby custodian offsets are granted by custodian banks in consideration of the Hancock Fund permitting these banks to utilize such late day cash positions. Direct lending by Registered Hancock Funds is subject to each Hancock Fund’s fundamental investment restrictions. Each Registered Hancock Fund is permitted to borrow money, subject to limits specified by the applicable Hancock Fund’s fundamental investment restrictions and/or other policies (that may be changed from time to time) and Section 18 of the 1940 Act that restricts borrowing to an amount not exceeding one third of the market value of its total assets. The Open-End Funds may have a committed line of credit from on or more banks, while the Closed-End Funds and the Unregistered Hancock Funds may borrow from their custodian banks (“Bank Borrowing”) for which they pay an annual commitment fee. The line of credit cannot be used for investment purposes. Each Hancock Fund may borrow money to complete security transactions that are suspended

[4]	Applicants request that the relief also apply to any existing or future series of the Hancock Funds and to any other registered open-end management investment company registered closed-end management investment company or Unregistered Hancock Fund or its series for which JHA, MFC or JHIMS or a person controlling, controlled by, or under common control with JHA, MFC or JHIMS serves as investment adviser. All existing registered investment companies and Unregistered Hancock Funds that currently intend to rely on the requested order have been named as Applicants, and any other existing or future Hancock Fund whether registered or unregistered or open-end or closed-end that relies on the requested order in the future will comply with the terms and conditions of the Application.

by the closing of the electronic money transfer systems or (in the case of Open-end Funds) to meet redemptions on a timely basis.

4)	If Hancock Funds were to draw down on their Bank Borrowing, they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Hancock Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the Bank Borrowing. The Applicants believe the difference between the higher rate paid on the Bank Borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender. In effect, the bank borrows uninvested cash from some Hancock Funds in the form of repurchase agreements or other short-term obligations and lends cash to other Hancock Funds at a rate higher than the bank’s cost of borrowing the cash.

5)	Applicants request an order that would permit the Hancock Funds to enter into a master interfund lending agreement with each other (the “Credit Facility”) that will allow each Hancock Fund whose policies permit it to do so to lend money directly to and borrow money directly from other Hancock Funds for temporary purposes through the Credit Facility (an “Interfund Loan”). The Credit Facility Applicants believe that the proposed Credit Facility would both reduce a borrowing Hancock Fund’s potential borrowing costs and enhance the ability of a lending Hancock Funds to earn higher rates of interest on their short-term loans. Although the proposed Credit Facility would reduce the Hancock Funds’ need to borrow from banks, the Hancock Funds would be free to establish and/or continue committed lines of credit or other borrowing arrangements with banks.

6)	The Credit Facility may be used when the cash position of a Hancock Fund is insufficient to meet a day’s cash requirements, such as when shareholder redemptions from the Open-End Funds exceed anticipated volumes or when a sale of securities fails. When a Hancock Fund sells portfolio securities to meet redemption requests, it may not receive payment in settlement for up to three days, or longer in the case of certain foreign transactions, even though redemption requests are normally satisfied immediately. The Credit Facility could provide a source of immediate short-term liquidity pending receipt of cash and result in savings to the borrowing Hancock Fund and increased returns to the lending Hancock Funds.

7)	While bank borrowing generally could supply needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Credit Facility, a borrowing Hancock Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Hancock Funds making short-term cash loans directly to other Hancock Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements. Thus, the proposed Credit Facility would benefit both borrowing and lending Hancock Funds.

8)	Applicants anticipate the proposed Credit Facility will benefit both borrowing and lending Hancock Funds. The interest rate on a Credit Facility loan (“Interfund Loan Rate”) will be determined by a Credit Facility Team (defined below) each day an Interfund Loan is outstanding and, as discussed below. The interest rate charged to the

Hancock Funds on any interfund Loan (“Interfund Loan Rate”) would be the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate.” The Bank Loan Rate is the rate agreed to in the committed Bank Borrowing or a rate determined by a formula as described below. The “Bank Loan Rate” for any day would be calculated by the Credit Facility Team (as defined below) on each day an Interfund Loan is made according to a formula established by each Registered Hancock Fund’s Board intended to approximate the lowest interest rate at which a bank short-term loan would be available to Registered Hancock Funds, whichever is lower. The formula would be based upon a publicly available rate, such as the Federal Funds Rate, and add a certain number of basis points. The rate determined by the formula will change with a change in the publicly available rate (e.g. Federal Funds rate plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The Board of trustees each Registered Hancock Fund (“Board”) will approve the initial formula and any subsequent modifications to the formula. In addition, the Board of each Registered Hancock Fund would review the continuing appropriateness of reliance on the publicly available rate used to determine the Bank Loan Rate and current bank loan rates that would be available to the Hancock Fund.

9)	Certain members of the Advisers’ fund administration department personnel and money market portfolio management (the “Credit Facility Team”) will administer the Credit Facility. The Credit Facility Team currently monitors day-to-day cash positions so that each Hancock Fund attempts to maintain a positive cash balance on a day-to-day basis. Based on information it receives from various sources and without consultation with portfolio managers (other than money market fund portfolio managers), the Credit Facility Team determines and tells (or arranges for a third party to determine and tell) portfolio managers what amount of cash they have available for investment purposes each day. Unforeseen circumstances, however, may cause a Hancock Fund to end a day with a negative cash position.

10)	On any day when a Hancock Fund needs to borrow money, the Credit Facility Team will consider the cash positions and borrowing needs of all Hancock Funds and determine the participation for each Hancock Fund that has money it can lend. If there is not enough cash available to meet all needs, the Credit Facility Team will decide the amount of cash that will be allocated to each Registered Hancock Fund needing to borrow money. The participations and allocations will be based on procedures the Credit Facility Team believes results in equitable participation and allocations. The procedures will include certain administrative considerations, such as the time the need to borrow the money is determined, the minimum size of a loan, and the custodial fees on transactions. The Credit Facility Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the lending Hancock Fund than the Repo Rate and more favorable to the borrowing Registered Hancock Fund than the Bank Loan Rate. To assure the Credit Facility will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the Credit Facility for whatever amount of time they believe necessary to complete the program. The Credit Facility Team will honor the election and continue to manage short-term cash in accordance with established operating procedures.

11)	The Credit Facility Team would allocate borrowing demand and cash available for lending among the Hancock Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Hancock Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

12)	The Advisers will administer the Credit Facility as part of their duties under existing investment management and administrative agreements with each Hancock Fund and will receive no additional fee as compensation for its services. The Advisers’ senior treasury personnel will oversee the operations of the Credit Facility Team to ensure that it manages the cash positions of Hancock Funds appropriately. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Boards of the Registered Hancock Funds, including a majority of the Board members who are not interested persons, as that term is defined in the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Registered Hancock Funds participate on an equitable basis.

13)	Each Open-End Fund’s fundamental investment restrictions currently limit borrowings to less than or equal to one-third of its total assets taken at market value. The Credit Facility would permit a Hancock Fund to borrow on an unsecured basis only if the fund’s outstanding borrowings from all sources are less than 10% of its total assets (or less than 10% of its net assets in the case of a Closed-End Fund) immediately after the interfund borrowing. If a Hancock Fund’s total outstanding borrowings immediately after an interfund borrowing are greater than 10% of its total assets (or 10% of its net assets in the case of a Closed-End Fund), the Hancock Fund could borrow only on a secured basis.

14)	The Advisers will monitor the interest rates charged and the other terms and conditions of the loans, limit the borrowings and loans entered into by each Hancock Fund to ensure that they comply with the Hancock Fund’s investment policies, ensure equitable treatment for each Registered Hancock Fund, and report quarterly to the Boards on any loans made through the Credit Facility. The Boards will review the loans to assure they were effected in compliance with the order and will review, at least annually, the continuing appropriateness of the administrative procedures, the method to compute the Interfund Loan Rate and the continued use of the Credit Facility.

15)	No Registered Hancock Fund may participate in the Credit Facility unless (i) the Registered Hancock Fund has obtained shareholder approval for its participation, if such approval is required by the Registered Hancock Fund’s fundamental investment policies, (ii) the Registered Hancock Fund has fully disclosed all material information concerning the Credit Facility in its registration statement and (iii) the Registered Hancock Fund’s participation in the Credit Facility is consistent with its investment objectives, limitations, and organizational documents. The Advisers will seek shareholder approval to the extent necessary to change restrictions to allow borrowing and lending pursuant to the Credit Facility. To the extent necessary to allow borrowing and lending pursuant to the Credit

Facility that is considered beneficial by the Boards, the Boards will change the non-fundamental guideline that limits investments in investment companies to not more than 10% of total assets.

16)	In connection with the Credit Facility, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint arrangements.
Applicants’ Legal Analysis:
1)	Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from a registered investment company. Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company. Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Applicants state that some Hancock Funds may be under common control by virtue of having either JHA, MFC or JHIMS as their common investment adviser and/or by reason of having common officers and trustees.

2)	Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act. Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, the transaction is consistent with the policy of the investment company as recited in its registration statement and the transaction is consistent with the general purposes of the 1940 Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3)	Applicants submit that Sections 17(a)(3) and 21(b) of the 1940 Act were intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the proposed Credit Facility transactions do not raise such concerns because (i) the Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested parties (ii) all Interfund Loans would consist only of uninvested cash reserves that the Hancock Fund otherwise would invest in short-term repurchase agreements or other short-term investments, (iii) the Interfund

Loans would not involve a greater risk than such other investments, (iv) the lending Hancock Fund would receive interest at a rate higher than it could obtain through such other investments, and (v) the borrowing Registered Hancock Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the quarterly commitment fees associated with committed lines of credit. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Hancock Fund.

4)	Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company, while Section 17(a)(2) prohibits purchases. Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by any other investment company except in accordance with the limitations set forth in that Section. Applicants state that the obligation of a borrowing Registered Hancock Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act, while the pledge of securities could also constitute a security for Section 17(a)(2). Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons or transactions from any provision of Section 12(d)(1) “if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Applicants contend that the standards under Sections 6(c), 17(b) and 12(d)(1)(J) are satisfied for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.

5)	Applicants state that Section 12(d)(1) of the 1940 Act was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. Applicants submit that the proposed Credit Facility does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. The Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested fiduciaries and a disinterested party, respectively, to ensure fair treatment of all the Hancock Funds. Neither JHA, MFC nor JHIMS would receive any compensation for their services. Applicants also note that the purpose of the proposed Credit Facility is to provide economic benefits for all the participating Hancock Funds and their shareholders.

6)	Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness. Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Credit Facility (because the lending Hancock Funds are not banks).

7)	Applicants believe that granting the relief under Section 6(c) is appropriate because the borrowings of the Open-End Funds and Unregistered Hancock Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Registered Hancock Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage. Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Open-End Funds to borrow from other Hancock Funds pursuant to the proposed Credit Facility is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.

8)	Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibits any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application. Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which the company’s participation is on a basis different from or less advantageous than that of other participants.

9)	Applicants submit that the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.[5] For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Credit Facility would not involve overreaching or an unfair advantage. Furthermore, the Credit Facility is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Hancock Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Hancock Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Hancock Fund’s participation in the proposed Credit Facility would be on terms which are no less advantageous than that of other participating Hancock Funds.
Applicants’ Conditions:
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1)	The Interfund Loan Rate to be charged to the Hancock Funds under the Credit Facility will be the average of (1) the Repo Rate and (2) the Bank Loan Rate (each as defined above).

2)	On each business day when an interfund loan is to be made, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending

[5]	See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Hancock Fund than the Repo Rate, and (ii) more favorable to the borrowing Hancock Fund than the Bank Loan Rate.

3)	If a Hancock Fund has outstanding borrowings, any Interfund Loan taken out by such fund will (i) be at an interest rate equal to or lower than the lowest rate applicable to any outstanding bank loan on that day; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Hancock Fund, that the event of default, automatically (without need for action or notice by the lending Hancock Fund), will constitute an immediate event of default under the interfund lending agreement that both (aa) entitles the lending Registered Hancock Fund to call the Interfund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Hancock Fund.

4)	A Registered Hancock Fund may borrow on an unsecured basis through the Credit Facility only if the relevant borrowing fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets (or 10% of its net assets in the case of a Closed-End Fund), provided that if the borrowing fund has a secured loan outstanding from any other lender, including but not limited to another Hancock Fund, the lending Registered Hancock Fund’s Interfund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Hancock Fund’s total outstanding borrowings immediately after an Interfund Loan would be greater than 10% of its total assets, the lending Registered Hancock Fund may lend through the Credit Facility to such borrowing fund only on a secured basis. A Hancock Fund may not borrow through the Credit Facility or from any other source if its total outstanding borrowings immediately after the borrowing would exceed the limits imposed by Section 18 of the 1940 Act to the extent applicable to such fund.

5)	Any Unregistered Hancock Fund engaging in Interfund lending through the Credit Facility will (i) undertake to comply with Section 18 of the 1940 Act except to the extent that relief from Section 18(f) is provided by the exemptive order sought herein; (ii) will comply either (a) with Rule 12d1-1 under the 1940 Act, as amended, or any successor rule or (b) with John Hancock Capital Series, et. al, Order Release No. IC-27261 (March 14, 2006).

6)	Before any Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets), it must first secure each outstanding Interfund Loan to a Registered Hancock Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Hancock Fund with outstanding Interfund Loans exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets) for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Hancock Fund will within one business day thereafter either (i) repay all its outstanding Interfund Loans to Registered Hancock Funds, (ii) reduce its outstanding indebtedness to Registered Hancock Funds to 10% or less of its total assets (or 10% or less of its net assets in the case of Closed-End Fund), or (iii) secure each outstanding Interfund Loan to Registered Hancock Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of its net assets in the case of Closed-End Fund), at which time the collateral called for by this condition (6) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Hancock Fund’s total outstanding borrowings exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets) is repaid or the Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets (or 10% of a Closed-End Fund’s net assets), the Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan to Registered Hancock Funds at least equal to 102% of the outstanding principal value of the Interfund Loans.

7)	No Registered Hancock Fund may lend to another Registered Hancock Fund through the Credit Facility if the loan would cause the lending Registered Hancock Fund’s aggregate outstanding loans through the Credit Facility to exceed 15% of its current net assets at the time of the loan.

8)	A Hancock Fund’s Interfund Loans to any one Hancock Fund shall not exceed 5% of the lending Hancock Fund’s current net assets.

9)	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition. New Interfund Loans may be made at the end of any seven day period provided that they are established and treated as separate loan transactions.

10)	A Registered Hancock Fund’s borrowings through the Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the registered Open-End Hancock Fund’s total net cash redemptions or 102% of a Registered Hancock Fund’s sales fails for the preceding seven calendar days.

11)	Each Interfund Loan may be called on one business day’s notice by a lending Registered Hancock Fund and may be repaid on any day by a borrowing Registered Hancock Fund.

12)	A Hancock Fund’s participation in the Credit Facility must be consistent with its investment policies, limitations, and organizational documents.

13)	The Credit Facility Team will calculate total Hancock Fund borrowing and lending demand through the Credit Facility, and allocate Interfund Loans on an equitable basis among the Hancock Funds, without the intervention of any portfolio manager of the Hancock Funds (other than a money market portfolio manager or managers acting in his or her or their capacity as a member of the Credit Facility Team). All allocations will require the approval of at least one member of the Credit Facility Team who is not a money market portfolio manager. The Credit Facility Team will not solicit cash for the Credit Facility from any Hancock Fund to meet borrowing needs from any Hancock Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a money market portfolio manager on the Credit Facility Team has access to loan demand data). The Credit Facility Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts to the Hancock Funds.

14)	The Credit Facility Team will monitor the interest rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the Registered Hancock Funds concerning the participation of the Registered Hancock Funds in the Credit Facility and the terms and other conditions of any extensions of credit under the Credit Facility.

15)	The Board of each Registered Hancock Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each of the Registered Hancock Fund’s participation in the Credit Facility during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loan Rate; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each Registered Hancock Fund’s participation in the Credit Facility.

16)	Each Registered Hancock Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction under the Credit Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time on short-term repurchase agreements and Bank Borrowing, and such other information presented to the Boards of the Registered Hancock Funds in connection with its report to the Boards in connection with the review required by conditions (14) and (15).

17)	In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Hancock Fund makes a demand for payment under the provisions of the interfund lending agreement, the Credit Facility Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Registered Hancock Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans. The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Hancock Funds. The arbitrator will submit, at least annually, a written report to the Board of each Registered Hancock Fund setting forth a description of the nature of any dispute and the actions taken by the Registered Hancock Funds to resolve the dispute.

18)	The Credit Facility Team will prepare and submit to the Board of each Registered Hancock Fund for review an initial report describing the operations of the Credit Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of operations of the Credit Facility, the Credit Facility Team will report on the operations of the Credit Facility at the quarterly meetings of each Registered Hancock Fund’s Board. In addition, for two years following the commencement of the Credit Facility, the independent registered public accountant for each Registered Hancock Fund shall prepare an annual compliance attestation report that evaluates the Credit Facility Team’s assertion that it has established procedures reasonably designed to achieve compliance with the conditions of the order. The report shall be prepared in accordance with the Statements on Standards for Attestation Engagements No. 10, Chapter 6, and shall be filed pursuant to Item 77Q3 of Form N-SAR, as such Statements or Form may be revised, amended, or superseded from time to time. In particular, the report shall address procedures designed to achieve the following objectives:
(i)	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(ii)	compliance with the collateral requirements as set forth in the Application;

(iii)	compliance with the percentage limitations on interfund borrowing and lending;

(iv)	allocation of Interfund Loans in an equitable manner and in accordance with procedures established by the Board of the Registered Hancock Fund and requirements of any Commission order; and

(v)	that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Hancock Fund at the time of an Interfund Loan.
19)	After the final report is filed, each Registered Hancock Fund’s independent registered public accountant, in connection with its audit examinations, will continue to review the operation of the Credit Facility for compliance with the conditions of the Application and its review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

20)	No Hancock Fund will participate in the Credit Facility, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement or offering memorandum all material facts about its intended participation.
For the Commission, by the Division of Investment Management, pursuant to delegated authority.
Florence E. Harmon,
Acting Secretary

Exhibit D
Table of Closed-End Fund Investment Information

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
John Hancock Bank & Thrift Opportunity Fund	Long-term capital appreciation.	Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of U.S. regional banks and thrifts and holding companies that primarily own or receive a substantial portion of their income from regional banks or thrifts. The Fund may invest in investment-grade debt securities as well as debt securities rated BB or below by Standard & Poor’s Ratings group (Standard & Poor’s) or Ba or below by Moody’s Investors Service, Inc. (Moody’s) or, if unrated by such rating organizations, determined by the Adviser to be of comparable quality.	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: equity securities of U.S. regional banks and thrifts and holding companies and investment-grade and non- investment-grade debt securities. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
John Hancock Income Securities Trust	To generate a high level of current income consistent with prudent investment risk.	The Fund invests in a diversified portfolio of freely marketable debt securities and may invest an amount not exceeding 20% of its assets in income-producing preferred and common stock. Under normal circumstances, the Fund will invest at least 80% of net assets in income securities. Income securities will consist of the following: (i) marketable corporate debt securities, (ii) governmental obligations and (iii) cash and commercial paper. “Net assets” is defined as net assets plus borrowings for investment purposes. The Fund will notify shareholders at least 60 days prior to any change in this 80% investment policy.	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: freely marketable debt securities, preferred and common stock, marketable corporate debt securities, government obligations, and cash and commercial paper. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
It is contemplated that at least 75% of the value of the Fund’s total assets will be represented by debt securities, which have at the time of purchase a rating within the four highest grades as determined by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation. The Fund intends to engage in short-term trading and may invest in repurchase agreements.

John Hancock Investors Trust	The Fund’s primary investment objective is to generate income for distribution to its shareholders, with capital appreciation as a secondary objective.	The preponderance of the Fund’s assets are invested in a diversified portfolio of debt securities, some of which may carry equity features. Up to 50% of the value of the Fund’s assets may be invested in restricted securities acquired through direct placement. The Fund may also invest in repurchase agreements.	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: debt securities, restricted securities, and repurchase agreements. The fund may invest in other types of investments.

John Hancock Patriot Premium Dividend Fund II	To provide a high current income	The Fund will pursue its objective by investing in	Shares are not redeemable, but instead	The type of investments the Fund will generally

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
consistent with modest growth of capital for holders of its common shares of beneficial interest.	a diversified portfolio of dividend paying preferred and common stocks.

		The Fund’s nonfundamental investment policy, with respect to the quality of ratings of its portfolio investments, was changed by a vote of the Fund’s Trustees on September 13, 1994. The policy, which became effective October 15, 1994, stipulates that preferred stocks and debt obligations in which the Fund will invest will be rated investment grade (at least BBB by S&P or Baa by Moody’s) at the time of investment or will be preferred stocks of issuers of investment grade senior debt, some of which may have speculative characteristics, or, if not rated, will be of comparable quality as	are traded in the secondary market and frequently trade at a discount to net asset value.	invest in are: preferred stocks, common stocks, and debt obligations. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
determined by the Adviser. The Fund will invest in common stocks of issuers whose senior debt is rated investment grade or, in the case of issuers that have no rated senior debt outstanding, whose senior debt is considered by the Adviser to be of comparable quality.

On November 20, 2001, the Fund’s Trustees approved the following investment policy investment restriction change, effective December 15, 2001. Under normal circumstances, the Fund will invest at least 80% of its assets in dividend-paying securities. The “Assets” are defined as net assets including the liquidation preference amount of the DARTS plus borrowings for investment purposes. The Fund will notify shareholders at least 60 days prior to any change in this 80% investment policy.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
John Hancock Preferred Income Fund	The Fund’s primary investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s secondary objective is to provide growth of capital to the extent consistent with its primary objective.	The Fund seeks to achieve its objectives by investing in a diversified portfolio of securities that, in the opinion of the Adviser, may be undervalued relative to similar securities in the marketplace. Under normal market conditions, the Fund invests at least: (a) 80% of its assets in preferred stocks and other preferred securities, including convertible preferred securities, (b) 25% of its total assets in the industries comprising the utilities sector and (c) 80% of its total assets in preferred securities or other fixed-income securities, that are rated investment grade or higher by Moody’s or Standard & Poor’s at the time of investment.	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: preferred stocks and other preferred securities, including convertible preferred securities, and fixed-income securities. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
John Hancock Preferred Income Fund II	The Fund’s primary investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s secondary objective is to provide growth of capital to the extent consistent with its primary objective.	The Fund seeks to achieve its objectives by investing in a diversified portfolio of securities that, in the opinion of the Adviser, may be undervalued relative to similar securities in the marketplace. Under normal market conditions, the Fund invests at least: (a) 80% of its assets in preferred stocks and other preferred securities, including convertible preferred securities, (b) 25% of its total assets in the industries comprising the utilities sector and (c) 80% of its total assets in preferred securities or other fixed-income securities which are rated investment grade or higher by Moody’s or Standard & Poor’s at the time of investment.	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: preferred stocks and other preferred securities, including convertible preferred securities, and fixed-income securities. The fund may invest in other types of investments.

John Hancock Preferred Income Fund III	The Fund’s primary objective is to provide a high level of current	The Fund seeks to achieve its objectives by investing in a diversified	Shares are not redeemable, but instead are traded in the	The type of investments the Fund will generally invest in are: preferred

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
	income, consistent with preservation of capital. The Fund’s secondary objective is to provide growth of capital to the extent consistent with its primary objective.	portfolio of securities that, in the opinion of the Adviser, may be undervalued relative to similar securities in the marketplace. Under normal market conditions, the Fund invests at least: (a) 80% of its assets in preferred stocks and other preferred securities, including convertible preferred securities, (b) 25% of its total assets in the industries comprising the utilities sector and (c) 80% of its total assets in preferred securities or other fixed-income securities which are rated investment grade or higher by Moody’s or Standard & Poor’s at the time of investment.	secondary market and frequently trade at a discount to net asset value.	stocks and other preferred securities, including convertible preferred securities, and fixed-income securities. The fund may invest in other types of investments.

John Hancock Tax Advantaged Dividend Income Fund	To provide a high level of after-tax total return from dividend income and capital appreciation.	Under normal market conditions, the Fund will invest at least 80% of its assets (net assets plus borrowings for investment purposes) in	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: common and preferred securities, and securities issued by financial securities

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
		dividend-paying common and preferred securities that the Adviser believes at the time of acquisition are eligible to pay dividends which, for individual shareholders, qualify for U.S. federal income taxation at rates applicable to long-term capital gains, which currently are taxed at a maximum rate of 15% (“tax-advantaged dividends”). Tax-advantaged dividends generally include dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. The Fund generally can pass the tax treatment of tax-advantaged dividends it receives through to its common shareholders. On March 31, 2008, the shareholders approved the following changes to the Fund’s investment		corporations. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
policy: To eliminate the Fund’s “concentration” policy (i.e., investing at least 25% of its net assets) with respect to securities issued by financial securities corporations; to modify the Fund’s concentration policy with respect to investing in the utilities sector by permitting the Fund to invest in both U.S. and foreign utilities corporations, rather than only U.S. utilities corporations (as required under the current policy).

John Hancock Tax Advantaged Global Shareholders Yield Fund	To provide a high level of total return consisting of a high level of current income and gains and long term capital appreciation.	The Fund will seek to achieve favorable after-tax returns for its shareholders by seeking to minimize the federal income tax consequences on income and gains generated by the Fund. Under normal market condition, the Fund will invest at least 80% of its total assets in a diversified portfolio of	Shares are not redeemable, but instead are traded in the secondary market and frequently trade at a discount to net asset value.	The type of investments the Fund will generally invest in are: dividend-paying stocks, and call options on a variety of both U.S. and non-U.S. broad-based indices. The fund may invest in other types of investments.

		Investment Policies and	Shareholder Redemption	Types of Investments
Closed-End Fund Name	Investment Objective	Limitations	Opportunities	Fund May Hold
dividend-paying stocks of issuers located throughout the world. The Fund also intends to write call options on a variety of both U.S. and non-U.S. broad-based indices.